EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE

ARC ENERGY TRUST ANNOUNCES CONVERSION OF DEBENTURES
--------------------------------------------------------------------------------

CALGARY, MAY 30, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust") announced today that the holder of the $320 million special convertible subordinated debentures of the Trust, that were issued in connection with the Trust's recent acquisition of Star Oil & Gas Ltd. ("Star"), has converted approximately $200 million of the debentures into ARC Energy Trust Units ("Trust Units").

In a related transaction, the underwriters of the bought deal financing of the previously announced secondary offering of Trust Units have exercised their right to purchase an additional 2,533,783 Trust Units so that the total number of units offered will be 16,891,891. With the conversion, the amount of the adjustable convertible debentures offered pursuant to the previously announced secondary offering of debentures will be approximately $120 million. The Trust will not receive any proceeds from the conversion of these debentures or the offering of Trust Units, or debentures, but will benefit through a reduction in its outstanding indebtedness. The underwriting syndicate for the trust units is led by CIBC World Markets Inc. and BMO Nesbitt Burns Inc. and includes RBC Capital Markets, Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Raymond James Ltd. and Dundee Securities Corporation. The offering of the debentures is underwritten by CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

It is expected that the final prospectus for this offering will be filed on June 3rd, 2003 with closing expected on June 10th, 2003.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

ARC RESOURCES LTD.

John. P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9